Exhibit (a)(2)

                          [RAZORFISH, INC. LETTERHEAD]

Razorfish, Inc.
11 Beach Street
New York, New York 10013

                                December 6, 2002

Dear Stockholder:

      I am pleased to inform you that today, SBI Purchase Corp. (the "Purchaser") a wholly-owned subsidiary of SBI and Company ("SBI") has commenced a tender offer to purchase all the outstanding shares of Razorfish's common stock for $1.70 per share, net to the seller in cash. The tender offer is conditioned upon, among other things, at least a majority of Razorfish's shares outstanding, on a fully diluted basis, being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of Razorfish's common stock not purchased in the tender offer (other than those shares for which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive $1.70 per share in cash.

      Razorfish's board of directors has (i) determined that the terms of the Purchaser's tender offer and the related merger are fair to, advisable to and in the best interests of Razorfish and its stockholders, (ii) approved the acquisition agreement and the transactions provided for therein and (iii) recommends that you accept the Purchaser's offer by tendering all of your shares. In arriving at its recommendation the board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of its financial advisor, Gerard Klauer Mattison & Co., Inc. ("GKM"), to the effect that the consideration to be received by stockholders pursuant to the tender offer was fair, from a financial point of view, to stockholders, as of the date of that opinion. A discussion of GKM's financial analysis can be found in our enclosed Schedule 14D-9.

      Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.


                                          Sincerely yours,

                                          /s/ Jean-Philippe Maheu
                                          ---------------------------------
                                          Jean-Philippe Maheu
                                          Chief Executive Officer